

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 12, 2022

VIA E-MAIL

E. Blake Moore, Jr.
President
Touchstone ETF Trust
303 Broadway, Suite 1100
Cincinnati, Ohio 45202

Re: Touchstone ETF Trust: Initial Registration Statement on
       Form N-1A (SEC File Nos. 333-264194 & 811-23789)

Dear Mr. Moore:

On April 8, 2022, you filed a registration statement on Form N-1A on behalf of the Touchstone ETF Trust ("Touchstone" or the "Fund") to register four new exchange-traded funds ("ETFs"). We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. Similarities to Existing Open-End Funds. We note that the ETFs being registered are substantially similar to certain non-exchange traded funds issued by Touchstone Strategic Trust ("TST") and Touchstone Funds Group Trust ("TFGT"). Both the ETFs and non-exchange traded funds are managed by the same Advisor and Sub-Advisor.

With a view to enhanced disclosure, please tell us what consideration, if any, the Advisor gave to the potential impact the new ETFs might have on existing parallel funds, any policies and procedures for managing conflicts of interest, and the steps you anticipate making to mitigate negative impacts. It is unclear, for example, how the Advisor intends to allocate expenses, trades, and other resources between similar funds. See, *e.g.*, Item 20(a)(4) of Form N-1A. Please review and revise as needed.

Touchstone Dividend Select ETF (pp. 3-6)

2. Fund's Fee and Expense Structure Considerations (p. 3). We note that the Dividend Select ETF and Touchstone Dividend Equity Fund are both advised by Touchstone Advisors, Inc., subadvised by Fort Washington Investment Advisors, Inc. ("FWIA"), and managed by the same portfolio managers employing nearly identical principal strategies. Despite these similarities, the fee structures for the funds are dissimilar. With a view toward disclosure, please supplementally explain the pricing differentials to us. In particular, discuss:

▪ how FWIA intends to allocate shared resources and costs between the two funds;
▪ how the registrant determined which costs to include or exclude in the contractual expense limitation agreement between the Fund and its adviser, Touchstone Advisors, Inc.;
▪ the impact of those decisions on the direct and indirect compensation FWIA and the individual portfolio managers receive with respect to the Fund; and
▪ the nature and degree Board of oversight applicable to these allocations.

This comment also seeks an equivalent analysis for Touchstone Strategic Income Opportunities.

3. *Contractual Expense Limitation Agreement (p. 3).*
▪ *Contractual Period.* Please confirm that the Advisor's agreement to waive a portion of its management fee will have an initial term of at least one year from the effective date of the registration statement. Also confirm that the fee waiver and expense reimbursement agreement is reflected in your expense example only for the initial contractual term.

▪ *Contract Termination.* In footnote 2 to the fee table, please clarify whether and under what circumstances the Adviser may terminate the expense reimbursement or fee waiver arrangement. *See* Instruction 3(e) to Item 3 of Form N-1A.

4. *Principal Strategy Summary (p. 4).* Your disclosure indicates that you invest in companies that have *historically* paid consistent, growing dividends (emphasis added). Please clarify what you mean by historically. In addition, disclose the types of data and analyses the Sub-Advisor uses to determine a company has "sustainable" competitive advantages and trades at "reasonable" valuations.

5. *Competitive Advantage Analysis (p. 4).* In the corresponding Item 9 strategy discussion, please explain how the Sub-Advisor determines that a corporate competitive advantage "should result in excess profits to support future dividend payments." For example, what metrics does the Sub-Advisor consider and how are they weighed?

6. *Principal Risks: Management Risk (p. 5).* Please state more clearly that this also refers to the risk that individual portfolio managers may make poor decisions with respect to the selection, purchase, or sale of specific portfolio holdings or the timing of such transactions.

7. *Buying and Selling Fund Shares (pp. 5-6).* Please confirm that website references will contain effective URL links that bring the reader to the most appropriate webpage based on the context in which the link appears.

8. *Value Investing Risk (p. 5).* Please expand to address the potential that the Advisor may be forced to sell a position prior to its reaching its intrinsic value – that is, it could be the right investment analysis but the wrong timing for the Fund to fully realize the gains.

Touchstone Strategic Income Opportunities ETF (pp. 7-12)
9. *Frequent and Active Trading (p. 8)*. If the Fund intends to engage in frequent and active trading as a principal strategy, substitute "will" for "may" in the final sentence of the paragraph on page 8.

10. Selection Process (p. 8). Currently, the principal strategy summary describes various types of instruments in which the Fund may invest, but provides only minimal guidance on how the portfolio manager selects individual investments for purchase or sale. Please revise the strategy summary to explain in clear and understandable language how the Sub-Advisor chooses one type of instrument over another, compares the quality of individual investments, and manages overall risk to achieve "attractive risk-adjusted returns via high levels of income." Please revise to provide enhanced disclosure about the Sub-Advisor's portfolio construction and securities selection processes. *See* Item 9(b) of Form N-1A.

11. Risk Management (p. 8). We note your statement that you seek "to employ a high conviction, yield-oriented investment approach with … diligent risk management *resulting* in attractive risk-adjusted returns via high levels of income." (*Emphasis added*). Please enhance your strategy to address how you evaluate yields and manage investment risk. Also, please replace "*resulting*" with "*intended to result*" as the actual results of the Sub-Advisors activities are uncertain.

12. Percentage Guidelines and Limitations (p. 8).
- *Debt Rating Balance.* The only reference to the Sub-Advisor's instrument quality and investment-grade considerations says "[t]he Fund's investment policies are based on credit ratings at the time of purchase." There is no discussion of how the Sub-Advisor determines the Fund's allocations of investment-grade to non-investment-grade debt at any given time. What factors does the Sub-Advisor consider? What circumstances and expectations influence this balance at any particular time? Please add responsive principal strategy disclosure here or in the corresponding Item 9(b) narrative.

- *20% References.* The disclosure states that the Fund may invest "up to 20% of its *total assets* in emerging markets debt securities … [and] up to 20% of its *assets* in public equities." (*Emphasis added*). Are these categories expected to be principal investments for the Fund? If so, please describe the Sub-Advisor's corresponding selection process for each more clearly (*e.g.*, anticipated geographic focus or limits; unique economic risk criteria considered, *etc.*). Do likewise with respect to the parallel "up to 20%" reference to "public equities." Finally, clarify whether both 20% references are referring to the same pool of Fund assets. If so, describe the percentage of assets consistently; if not, explain what is different.

13. Use of Derivatives and Other Instruments (p. 8). In the Item 9 disclosure corresponding to the penultimate strategy paragraph on page 8, explain what "in order to implement its investment strategy" means in practical terms (*e.g.*, fact patterns tied to certain market conditions, *etc.*). Also, provide additional information describing the Sub-Advisor's use and selection of "other ETFs."

14. Asset- and Mortgage-Backed Securities Risks (p. 8). In the related Item 9 description, please provide more information about the criteria the advisor uses to select from among the asset- and mortgage-backed securities available. If subprime loans are integral to this strategy, state this in the strategy summary and supplement the risk disclosures accordingly. In your response letter, please provide the staff with a clearer picture of the Sub-Advisors expectations about how this component fits into the Sub-Advisor's broader portfolio construction process (*e.g.*, anticipated asset percentage range?). We may have additional comments.

Touchstone US Large Cap Focused ETF (pp. 13-16)

15. 80% Statement (p. 14). The first sentence on page 14 states the Fund's policy to invest "at least 80% of its assets in U.S.-listed large capitalization equity companies." Please clarify that for purposes of the 80% statement, issuers with market capitalizations over $5Billion are considered to be large capitalization companies.

16. Equity Composition (p. 14). In the corresponding Item 9 strategy narrative, please describe the circumstances in which the Sub-Advisor is likely to favor preferred stocks over common stock and vice versa.

17. Competitive Advantage / Barrier to Entry Considerations (p. 14). We note that the Sub-Advisor's "sustainable competitive advantage" selection description on page 14 differs somewhat from the way that term is described in the context of the Touchstone Dividend Select ETF strategy summary on page 4. In particular, this Fund refers to "a sustainable competitive advantage or a high barrier to entry" while the prior Fund's disclosure described barriers to entry as indicators for measuring "sustainable competitive advantage." If the Sub-Adviser does not perform a materially different "sustainable competitive advantage" analysis, please reconcile the inconsistent language so meaning is clear throughout the prospectus. Otherwise, revise so the material differences are clear and investors have a general understanding of how they impact on the Sub-Advisor's selection decisions for each Fund.

18. Sector Emphasis (p. 14). If the Sub-Advisor anticipates emphasizing particular sectors at the time of launch, consider identifying them in the Principal Strategy Summary and summarizing their corresponding principal risks in Item 4(b).

19. Non-Diversified (p. 14). For clarity and context, please consider moving the last sentence of the strategy summary up to the paragraph discussing the number of anticipated portfolio holdings and the factors affecting that range.

Touchstone Ultra Short Income ETF (pp. 17-21)

20. Selection Strategy Generally (p. 18). Currently, the strategy summary lists categories of fixed-income instruments the portfolio may hold and particular caps on the percentage of fund assets allocated to specific categories. However, it is unclear how the Sub-Advisor will use the investments to construct the portfolio or how such investments will be used to meet the Fund's objectives over time and under different market conditions. Please provide enhanced disclosure about the portfolio construction and securities selection processes the Sub-Advisor applies for these purposes, the function different instruments serve in the portfolio's construction, and the relevance of frequent and active trading on the Fund's ability to accomplish its investment objective. *See* Item 9(b) of Form N-1A.

21. Selection Criteria (p. 18). Please disclose how the Sub-Advisor determines an investment is "attractively priced relative to the market or to similar instruments."

22. Foreign Securities Risk (p. 20). Please add strategy disclosure corresponding the Fund's domestic and foreign exposure allocations and the subsequent impact the exposure ratio has on achievement of the fund's primary investment objective.

Statutory Prospectus Form Item Requirements

23. Item 9(b) Presentation (pp. 22-24). We note that the Item 9 strategy disclosure for the Funds is generally an abbreviated form of the information presented in response to Item 4(a). This presentation is inconsistent with the layered disclosure regime adopted by the Commission. Item 4 should be a summary of the more complete discussion of strategies and risks laid out in Item 9. Please revise as necessary.

24. Principal Investment Strategies and Risks: Strategic Income Opportunities ETF (p. 22). Your disclosure refers to Fort Washington's core competencies of bottom-up credit and structure analysis. Please clarify what these analyses mean.

25. Principal Investment Strategies and Risks: U.S. Large Cap Focused ETF (p. 23). The strategy summary on page 14 only states that the Fund's 80% requirement applies to "U.S.-listed" companies. Please provide more detail about the restriction prohibiting investment in foreign securities. Is this a fundamental restriction? On what basis can it be changed? Will investors receive advance notice of a change and, if so, how much? Please disclose.

26. ETFs and Lending Portfolio Securities (p. 23). If these are principal strategies for each fund, they should be noted in each fund's corresponding Item 4 strategy summary. Please reconcile.

27. Derivatives Risk (p. 25). Please supplement the second introductory paragraph under this heading to indicate what, if any, impact the revised rule will have on these particular funds.

Prior Performance for similar Accounts Managed by Fort Washington (pp. 37-39)

28. Maintenance of Records. Please supplementally represent that the Fund has the records necessary to support the prior performance calculation as required by Rule 204-2(a)(16) under the Investment Advisers Act. Also note that you may contact IM's Office of Chief Counsel to address specific questions about your record-keeping obligations. You are encouraged to do so promptly in the event these requirements pose problems specifically related to private accounts or unregistered funds.

29. Composite Performance Representations. In the disclosure and your response letter, please expressly represent that the Composite's related performance includes all Accounts that are substantially similar to the Fund. If the Composite performance does not reflect **_any_** accounts the Sub-Advisor manages in a substantially similar manner, identify the excluded accounts in your EDGAR correspondence, specifically explain the basis for excluding them, and confirm that the facts and circumstances are such that the Sub-Advisor may rely on the exclusion in the calculation of the composite performance.

30. Relevance of Related Performance. We note that both presentations state, "[t]he performance information for the Composite was calculated in accordance with industry best practices." Please explain this statement more fully and address the calculation method(s) and standards applied. In particular, explain why "net of fee performance was calculated using the actual management fees charged" rather than net of **_all_** actual fees and expenses ***including*** the management fee.

31. Disclaimer. The following statement appears in bold font at the end of each related performance presentation: "**Although the performance is believed to be reliable, Touchstone Advisors does not guarantee or make any warranty, express or implied, as to the accuracy or completeness of such information**." Delete this statement from both places; it is the Fund's responsibility to ensure the accuracy of the information presented.

32. Strategic Income Opportunities Composite (p. 38). The footnote to the related performance involving the Strategic Income Opportunities Composite states that the Composite's inception date is July 1, 2017. In your response letter, please explain how this inception date was determined and how it relates to the Strategic Income Opportunities Fund and its predecessor fund which, according to the prospectus for the Strategic Income Opportunities Fund dated 07/30/21, "was managed by a different adviser using a different investment strategy" prior to July 16, 2021.

33. Commodity Futures Trading Commission ("CFTC") Regulation (SAI, p. 6). Please explain to the staff how the CFTC Regulation paragraph on SAI page 6 applies to these funds.

34. Fundamental Investment Limitations (SAI, pp. 43-47).
- *Introduction.* We note the reference to "1940 Act Laws, Interpretations and Exemptions" includes a reference to how items are "interpreted from time to time by the staff of the SEC." Please clarify what types of staff interpretations would be sufficient to modify your policy (*e.g.*, staff no-action letters, Investment Management Guidance Updates, *etc.*).

- *Dividend Select ETF.* Based on the introductory statement "[t]he Dividend Select ETF may not," the meaning each of the fundamental limitations that follows is confusing and contains a double-negative statement (*e.g.*, "the Fund may not underwrite…"). For clarity, please revise the introductory statement for this fund or follow the presentation format of the Ultra Short Income ETF on SAI page 45.

- *Strategic Income Opportunities ETF.* At the end of the Concentration of Investments limitation, please add "or group of industries" following "same industry." Also make conforming changes to the parallel language in the first sentence of US Large Cap Focused ETF concentration limitation.

- *Ultra Short Income ETF.* Please consider rewriting the introductory phrase "except as otherwise provided below" to make clear whether diversification and concentration are prohibited or required. Also, per Item 16(c)(1)(ii), indicate the purpose for which the Fund may use the proceeds it borrows.

35. Item 19(a)(3) Disclosure (SAI, pp. 56-57). We note the statement that "[t]he Fund will report the paid sub-advisory fees after its first fiscal year ending December 31, 2022." Per Item 19(a)(3) of Form N-1A, also disclose "[t]he *method* of calculating the advisory fee payable by the Fund" (*emphasis added*) even if the Advisor made no actual payments to the Sub-Advisor during the relevant period. Please add SAI disclosure showing how Sub-Advisory fees will be calculated.

36. Determination of Net Asset Value (SAI, pp. 62-63). Your disclosure suggests that the Ultra Short Income ETF and Strategic Income Opportunities ETF will have early cut-off times. Please explain in correspondence why these early cut-off times are necessary and appropriate. In the case of redemptions, please confirm that the Fund board has considered the early cut-offs, including the specific time, and has made a finding that the cut-off and exact time are appropriate based on each Fund's specific circumstances. Please disclose that orders received between the early cut-off and NAV calculation will be rejected.

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We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact the undersigned at (202) 551-6324 or via email to MarquignyR@sec.gov.

Sincerely,

/s/ Rebecca Ament Marquigny

Rebecca Ament Marquigny
Senior Counsel

cc: Richard Kerr, Esq., K&L Gates, LLP
Andrew DeLorme, Esq., K&L Gates, LLP
Jay Williamson, Securities and Exchange Commission